Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended August 31, 2016

The interim financial information of Itaú CorpBanca as of and for the month ended August 31, 2016 is being published on our website in accordance with Circular No 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008.  The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,773,030
Total Assets	30,367,358

Current accounts and demand deposits	4,446,356
Time deposits and savings accounts	12,064,470
Borrowings from financial institutions	2,338,420
Debt issued	5,254,942

Total Equity	3,426,246
Equity attributable to shareholders	3,184,820
Minority interest	241,426

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	524,099
Provisions for loan losses	(118,302)
Operating expenses	(329,594)
Operating income	76,203

Income from investments in other companies	395
Income before taxes	76,598
Income taxes	(26,114)
Net income	50,484

Net income attributable to shareholders	52,732
Minority interest	(2,249)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer